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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 3)

LAUREATE EDUCATION, INC.
(Name of the Issuer)

Laureate Education, Inc.
Douglas L. Becker
R. Christopher Hoehn-Saric
Steven M. Taslitz
Eric D. Becker
Sterling Capital Partners II, L.P.
KKR 2006 Limited
L Curve Sub Inc.
M Curve Sub Inc.
Wengen Alberta, Limited Partnership
Bregal Europe Co-Investment L.P.
Citigroup Private Equity LP
S.A.C. Capital Management, LLC
Snow, Phipps & Guggenheim, LLC
Sterling Laureate, LP
Sterling Laureate Executives Fund, LP
Sterling Laureate Rollover, LP
Sterling Capital Partners III, L.P.
(Name of Person(s) Filing Statements)

Common Stock, par value $.01 per share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

Robert W. Zentz, Esq.
Senior Vice President and General Counsel
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-8043
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copies to:

R.W. Smith, Jr., Esq. Jason C. Harmon, Esq. DLA Piper US LLP 6225 Smith Avenue Baltimore, MD 21209 (410) 580-3000	Jeffrey R. Patt Katten Muchin Rosenman LLP 525 West Monroe Chicago, IL 60661 (312) 902-5200	David J. Sorkin, Esq. Ellen R. Patterson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,418,956,652	$104,962

*
The transaction value was determined based upon the sum of (a) $62.00 per share of 52,030,187 shares of the Company's Common Stock, (b) $60.50 per share of 166,000 shares of the Company's Common Stock underlying performance share units and (c) $62.00 minus the weighted average exercise price of $24.57 per share underlying options to purchase 4,890,250 shares of the Company's Common Stock, all with an exercise price of less than $62.00.

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000307.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $106,438
Form or Registration No.: Schedule TO-T
Filing Party: L Curve Sub Inc., M Curve Sub Inc. and other filers.
Date Filed: June 8, 2007

Note: Pursuant to Rule 0-11(a)(2), the amount of filing fee is offset by (a) an amount of $102,439 that was previously paid in connection with the Preliminary Schedule 14A filed on March 16, 2007 and (b) an amount of $3,999 that was previously paid in connection with the Schedule TO-T filed on June 8, 2007.

INTRODUCTION

        This Amendment No. 3 (this "Amendment") to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the "Transaction Statement"), is being filed by (i) Laureate Education, Inc., a Maryland corporation ("Laureate" or the "Company"), the issuer of the common stock that is subject to the Rule 13e-3 transaction and (ii) the individuals and other entities listed on the cover page of this Transaction Statement (collectively, the "Filing Persons"). This Amendment relates to the merger contemplated by the attached Schedule 14C Information Statement and the Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), L Curve Sub Inc. ("L Curve"), a Maryland corporation and a direct subsidiary of Parent, and the Company (the "Merger Agreement") and as also described in the original Transaction Statement, as amended. The Merger Agreement provides that in accordance with the Maryland General Corporation Law, L Curve will be merged with and into Laureate (the "Merger"). Following the consummation of the Merger, Laureate will continue as the surviving corporation and will be a direct wholly-owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding share of Laureate common stock (other than shares that are to be canceled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive $62.00 in cash less any applicable withholding taxes. Parent has advised the Company that immediately prior to the Merger, M Curve Sub, Inc., a Maryland corporation and a direct subsidiary of Parent ("M Curve"), will merge with and into L Curve, with L Curve as the surviving corporation in that merger.

        Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities Exchange Commission a preliminary Schedule 14C Information Statement under Regulation 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the Merger and the Merger Agreement. A copy of the Preliminary Information Statement on Schedule 14C (the "Information Statement") is attached hereto as Exhibit (a)(17) and a copy of the Merger Agreement is attached as Annex A to the Schedule 14C. The information set forth in the Schedule 14C, including all annexes and amendments thereto, is incorporated herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule 14C. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule 14C of the information required to be included in response to the items of Schedule 13E-3. All information contained in this Transaction Statement concerning the Filing Persons has been provided by such Filing Persons and not by any other Filing Person.

i

Item 1. Summary Term Sheet

Regulation M-A Item 1001

        The information incorporated by reference into Item 1 of the Schedule 13E-3 filed with the Securities and Exchange Commission on June 8, 2007 (the "Schedule 13E-3") is amended and supplemented with the information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"

Item 2. Subject Company Information

Regulation M-A Item 1002

        The information included in and incorporated by reference into Item 2 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Name and Address: The Company's name and the address and telephone number of its principle executive officer are as follows:

Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-6100

        (b)   Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"The Special Meeting—Record Date"

        (c)   Trading Market and Price. The information set forth in the Information Statement under the caption "Important Information About Laureate—Market Price and Dividend Data" is incorporated herein by reference.

        (d)   Dividends. The information set forth in the Information Statement under the caption "Important Information About Laureate—Market Price and Dividend Data" is incorporated herein by reference.

        (e)   Prior Public Offerings. None.

        (f)    Prior Stock Purchases. The information set forth in (i) the Information Statement under the caption "Important Information About Laureate—Prior Stock Purchases" and (ii) in Annex A attached to this Amendment No. 3 is incorporated herein by reference.

Item 3. Identity and Background of Filing Person(s)

Regulation M-A Item 1003

        The information included in and incorporated by reference into Item 3 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Name and Address. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"The Parties to the Merger"
Annex F—Information Relating to Parent, Purchasers, the Sponsors, the Sterling Founders and Certain Related Persons

        (b)   Business and Background of Entities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"The Parties to the Merger"
"Important Information About Laureate"
Annex F—Information Relating to Parent, Purchasers, the Sponsors, the Sterling Founders and Certain Related Persons

        (c)   Business and Background of Natural Persons. The information set forth in the Information Statement as Annex F—Information Relating to Parent, Purchasers, the Sponsors, the Sterling Founders and Certain Related Persons is incorporated herein by reference.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

        The information included in and incorporated by reference into Item 4 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Material Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"The Special Meeting"
"Special Factors"
"The Merger Agreement"
Annex A—Agreement and Plan of Merger

        (c)   Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Certain Effects of the Merger"
"Special Factors—Financing of the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"
"The Merger Agreement—Treatment of Options, Restricted Stock and Performance Shares"

        (d)   Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"The Special Meeting—No Dissenters' Rights"
"The Merger Agreement—Merger Consideration"
"The Merger Agreement—No Dissenters' Rights"

        (e)   Provisions for Unaffiliated Security Holders. Certain members of senior management have, by reason of their position as such, access to certain corporate files of the Company. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

        (f)    Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

        The information included in and incorporated by reference into Item 5 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"
"Special Factors—Certain Relationships Between Parent and Laureate"

        (b)   Significant Corporate Events. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

        (c)   Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

        (e)   Agreements Involving the Subject Company's Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"The Special Meeting"
"The Voting Agreement"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"
Annex B—Voting Agreement
Annex C—Amendment No. 1 to the Voting Agreement

        Citigroup Inc., an affiliate of Citigroup Private Equity LP, and its affiliates are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research), which may in the ordinary course of business include providing financial services to the Company.

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

        The information included in and incorporated by reference into Item 6 of the Schedule 13E-3 is amended and supplemented with the following:

        (b)   Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"
"Special Factors—Certain Effects of the Merger"
"Special Factors—Financing of the Merger"

"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"
"The Merger Agreement—The Merger"
"The Merger Agreement—Treatment of Options, Restricted Stock and Performance Shares"
Annex A—Agreement and Plan of Merger

        (c)(1)-(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"
"Special Factors—Certain Effects of the Merger"
"Special Factors—Delisting and Deregistration of the Company's Common Stock"
"Special Factors—Financing of the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"
"The Merger Agreement"
Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

        The information included in and incorporated by reference into Item 7 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Purposes and Reasons of the Sterling Founders and Certain Related Persons"
"Special Factors—Purpose and Reasons for the Merger of Parent, Purchasers and the Sponsors"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"

        (b)   Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"

        (c)   Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Purposes and Reasons of the Sterling Founders and Certain Related Persons"
"Special Factors—Purpose and Reasons for the Merger of Parent, Purchasers and the Sponsors"
"Special Factors—Opinions of the Special Committee's Financial Advisors"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"

        (d)   Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"
"Special Factors—Certain Effects of the Merger"
"Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders"
"The Merger Agreement"
Annex A—Agreement and Plan of Merger

Item 8. Fairness of the Transaction

Regulation M-A 1014

        The information included in and incorporated by reference into Item 8 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Position of Mr. Becker, the Becker Trusts, SCP II and SCP III as to Fairness"
"Special Factors—Position of Parent, Purchasers and the Sponsors as to Fairness"
"Special Factors—Opinions of the Special Committee's Financial Advisors"
Annex D—Opinion of Morgan Stanley & Co. Incorporated
Annex E—Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

        (b)   Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Opinions of the Special Committee's Financial Advisors"
"Special Factors—Purposes and Reasons of the Sterling Founders and Certain Related Persons"
"Special Factors—Purpose and Reasons for the Merger of Parent, Purchasers and the Sponsors"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"
Annex D—Opinion of Morgan Stanley & Co. Incorporated
Annex E—Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

        (c)   Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"The Special Meeting—Voting Rights; Quorum; Vote Required for Approval"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger"
"The Merger Agreement"

        (d)   Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Position of Mr. Becker, the Becker Trusts, SCP II and SCP III as to Fairness"
"Special Factors—Position of Parent, Purchasers and the Sponsors as to Fairness"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"
"Special Factors—Opinions of the Special Committee's Financial Advisors"
Annex D—Opinion of Morgan Stanley & Co. Incorporated
Annex E—Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

        (e)   Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

        (f)    Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

        The information included in and incorporated by reference into Item 9 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"
"Special Factors—Opinions of the Special Committee's Financial Advisors"
"The Merger Agreement—Representations and Warranties"
"Important Information About Laureate—Projected Financial Information"
Annex D—Opinion of Morgan Stanley & Co. Incorporated
Annex E—Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

        (b)   Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"

"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"
"Special Factors—Opinions of the Special Committee's Financial Advisors"
"The Merger Agreement—Representations and Warranties"
Annex D—Opinion of Morgan Stanley & Co. Incorporated
Annex E—Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

        (c)   Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of the Company's common stock or representative of the interested holder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

        The information included in and incorporated by reference into Item 10 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Source of Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Financing of the Merger"
"Special Factors—Fees and Expenses of the Merger"
"The Merger Agreement"
Annex A—Agreement and Plan of Merger

        (b)   Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Certain Effects of the Merger"
"Special Factors—Financing of the Merger"
"The Merger Agreement"
Annex A—Agreement and Plan of Merger

        (c)   Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Financing of the Merger"
"Special Factors—Fees and Expenses of the Merger"
"The Merger Agreement—Termination Fees"
Annex A—Agreement and Plan of Merger

        (d)   Borrowed Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Financing of the Merger"
"The Merger Agreement—Marketing Period"

"The Merger Agreement—Termination Fees"
Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

        The information included in and incorporated by reference into Item 11 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Securities Ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"
"Important Information About Laureate—Security Ownership of Certain Beneficial Owners and Management"

        (b)   Securities Transactions. Annex A hereto and the information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Important Information About Laureate—Security Ownership of Certain Beneficial Owners and Management"
"Important Information About Laureate—Prior Stock Purchases"

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

        The information included in and incorporated by reference into Item 12 of the Schedule 13E-3 is amended and supplemented with the following:

        (d)   Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet—Other Important Considerations"
"Questions and Answers about the Special Meeting and the Merger"
"The Special Meeting—Voting Rights; Quorum; Vote Required for Approval"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Purposes and Reasons of the Sterling Founders and Certain Related Persons"
"Special Factors—Purpose and Reasons for the Merger of Parent, Purchasers and the Sponsors"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"
"The Voting Agreement"
Annex B—Voting Agreement

        (e)   Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet—Other Important Considerations"
"Questions and Answers about the Special Meeting and the Merger"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Purposes and Reasons of the Sterling Founders and Certain Related Persons"

"Special Factors—Purpose and Reasons for the Merger of Parent, Purchasers and the Sponsors"
"Special Factors—Purposes, Reasons and Plans for Laureate after the Merger"

Item 13. Financial Information

Regulation M-A Item 1010

        The information included in and incorporated by reference into Item 13 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Financial Statements. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Important Information About Laureate—Historical Selected Consolidated Financial Data"
"Important Information About Laureate—Ratio of Earnings to Fixed Charges"
"Important Information About Laureate—Book Value Per Share"
"Where You Can Find More Information"

        (b)   Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

        The information included in and incorporated by reference into Item 14 of the Schedule 13E-3 is amended and supplemented with the following:

        (a)   Solicitations or Recommendations. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"
"Special Factors—Fees and Expenses of the Merger"

        (b)   Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

"Summary Term Sheet"
"Special Factors—Background of the Merger"
"Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger"
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

Item 15. Additional Information

Regulation M-A Item 1011

        The information included in and incorporated by reference into Item 14 of the Schedule 13E-3 is amended and supplemented with the following:

        (b)   Other Material Information. The information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1)	Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission (the "SEC") on June 8, 2007 and incorporated herein by reference herein
(a)(2)	Letter to Stockholders of Laureate Education, Inc., dated June 8, 2007 and incorporated herein by reference to the Schedule 14D-9 filed with the SEC on June 8, 2007
(a)(3)	Press release issued by the Company on June 4, 2007 and incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on June 4, 2007
(a)(4)
Offer to Purchase dated as of June 8, 2007 and incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Laureate Education, Inc. with the SEC on June 8, 2007 (the "Schedule TO")
(a)(5)	Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO
(a)(6)	Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO
(a)(7)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO
(a)(8)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO
(a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO
(a)(10)	Summary Advertisement as published on June 8, 2007, incorporated herein by reference to Exhibit (a)(1)(G) of the Schedule TO
(a)(11)	Tender Offer Instruction Form, incorporated herein by reference to Exhibit (a)(1)(H) of the Schedule TO
(a)(12)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan, incorporated herein by reference to Exhibit (a)(5)(A) of the Schedule TO
(a)(13)
Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts, incorporated herein by reference to Exhibit (a)(5)(B) of the Schedule TO
(a)(14)	Press release announcing completion of the Offer and commencement of the subsequent offering period dated July 9, 2007, incorporated herein by reference to Exhibit (a)(5)(E) of the Schedule TO
(a)(15)
Letter to Stockholders of Laureate Education, Inc., incorporated herein by reference to the Information Statement on Schedule 14C filed by Laureate Education, Inc. with the SEC on July 13, 2007 (as amended, the "Information Statement")
(a)(16)	Notice of Special Meeting of the Stockholders of Laureate Education, Inc., incorporated herein by reference to the Information Statement
(a)(17)	Information Statement, incorporated herein by reference to the Information Statement

(b)(1)
Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc., and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., incorporated herein by reference to Exhibit (b)(1) of the Schedule TO
(c)(1)
Fairness Opinion of Morgan Stanley & Co. dated January 28, 2007, incorporated herein by reference to Exhibit (c)(1) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007 dated January 28, 2007
(c)(2)
Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith dated January 28, 2007 incorporated herein by reference to Exhibit (c)(2) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(3)	Presentation of Morgan Stanley & Co. dated January 28, 2007 incorporated herein by reference to Exhibit (c)(3) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(4)
Presentation of Merrill Lynch, Pierce, Fenner & Smith dated January 28, 2007 incorporated herein by reference to Exhibit (c)(4) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(5)	Fairness Opinion of Morgan Stanley & Co., dated June 2, 2007, incorporated herein by reference to Exhibit (c)(5) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(6)
Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith, dated June 2, 2007, incorporated herein by reference to Exhibit (c)(6) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(7)
Presentation of Morgan Stanley & Co. Incorporated herein to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007 incorporated herein by reference to Exhibit (c)(7) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(8)
Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated herein to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007 incorporated herein by reference to Exhibit (c)(8) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(d)(1)
Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership and L Curve Sub Inc. (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on June 4, 2007)
(d)(2)	Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(2) of the Schedule TO)
(d)(3)
Amended and Restated Interim Investors Agreement, dated June 3, 2007, by and between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto incorporated herein by reference to Exhibit (d)(3) of the Schedule TO
(d)(4)
Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 incorporated herein by reference to Exhibit (d)(4) of the Schedule TO)

(d)(5)	Rollover Letter, dated June 3, 2007, between The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(5) of the Schedule TO
(d)(6)
Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(6) of the Schedule TO
(d)(7)	Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(7) of the Schedule TO
(d)(8)	Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(8) of the Schedule TO
(d)(9)
Commitment letter dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(9) of the Schedule TO
(d)(10)	Form of Tender incorporated herein by reference to Exhibit (d)(10) of the Schedule TO
(d)(11)
Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership incorporated herein by reference to Exhibit (d)(11) of the Schedule TO
(d)(12)	Rollover Letter, dated June 3, 2007, between Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(12) to the Schedule TO
(d)(13)
Amendment No. 1 to the Voting Agreement, dated July 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 incorporated herein by reference to the Information Statement
(e)(1)
Form of Retention Agreement between Laureate Education, Inc. and the Executive party thereto incorporated herein by reference to Exhibit (e)(1) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(e)(2)
Confidentiality and Non-Disclosure Agreement dated August 17, 2006 between Laureate Education, Inc. and Sterling Capital Partners II incorporated herein by reference to Exhibit (e)(2) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007 dated January 28, 2007
(f)	None
(g)	None

SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 13, 2007

LAUREATE EDUCATION, INC.
By:	/s/ Robert W. Zentz
Name:	Robert W. Zentz
Title:	Senior Vice President and General Counsel
DOUGLAS L. BECKER
/s/ Douglas L. Becker
R. CHRISTOPHER HOEHN-SARIC
/s/ R. Christopher Hoehn-Saric
STEVEN M. TASLITZ
/s/ Steven M. Taslitz
ERIC D. BECKER
/s/ Eric D. Becker
STERLING CAPITAL PARTNERS II, L.P.
By:	SC Partners II, L.P., its general partner
By:	Sterling Capital Partners II, LLC, its general partner
By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

KKR 2006 LIMITED
By:	/s/ Henry R. Kravis
Name:	Henry R. Kravis
Title:	Director
L CURVE SUB INC.
By:	/s/ Jonathan Smidt
Name:	Jonathan Smidt
Title:	Vice President and Secretary
M CURVE SUB INC.
By:	/s/ Jonathan Smidt
Name:	Jonathan Smidt
Title:	Vice President and Secretary
WENGEN ALBERTA, LIMITED PARTNERSHIP
By:	Wengen Investments Limited, its general partner
By:	/s/ Jonathan Smidt
Name:	Jonathan Smidt
Title:	Director

BREGAL EUROPE CO-INVESTMENT L.P.
By:	Bregal General Partner Jersey Limited, its general partner
By:	/s/ Paul A. Bradshaw
Name:	Paul A. Bradshaw
Title:	Director
CITIGROUP PRIVATE EQUITY LP
By:	/s/ Todd E. Benson
Name:	Todd E. Benson
Title:	Authorized Signatory
S.A.C. CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Signatory
SNOW, PHIPPS & GUGGENHEIM, LLC
By:	/s/ Ian K. Snow
Name:	Ian K. Snow
Title:	Authorized Signatory

STERLING LAUREATE, LP
By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Authorized Signatory
STERLING LAUREATE EXECUTIVES FUND, LP
By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Authorized Signatory
STERLING LAUREATE ROLLOVER, LP
By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Authorized Signatory
STERLING CAPITAL PARTNERS III, L.P.
By:	SC Partners III, L.P., its general partner
By:	Sterling Capital Partners III, LLC, its general partner
By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Annex A

        The following is a list of transactions in shares of the Company's common stock, which to the best knowledge of Citigroup Private Equity LP, have been effected during the period commencing May 12, 2007 and ending July 11, 2007 (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers) in the ordinary course of business. Citigroup Global Markets Inc., a wholly owned subsidiary of Citigroup Inc., and an affiliate of Citigroup Private Equity LP, engaged in open market transactions which are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Date	Quantity	Low	High	Buy (B)/ Sell(S)
Common Stock	5/14/2007	769	59.62	59.77	S
Common Stock	5/15/2007	15	59.73	59.73	B
Common Stock	5/15/2007	220	59.66	59.74	S
Common Stock	5/16/2007	84	59.70	59.75	B
Common Stock	5/16/2007	400	59.72	59.72	S
Common Stock	5/17/2007	436	59.73	59.73	B
Common Stock	5/17/2007	772	59.69	59.73	S
Common Stock	5/18/2007	217	59.69	59.73	B
Common Stock	5/18/2007	15,743	59.68	59.72	S
Common Stock	5/21/2007	407	59.81	59.82	B
Common Stock	5/21/2007	406	59.80	59.81	S
Common Stock	5/22/2007	250	59.75	59.76	B
Common Stock	5/22/2007	1,048	59.73	60.05	S
Common Stock	5/23/2007	300	59.86	59.86	B
Common Stock	5/23/2007	93	59.76	59.84	S
Common Stock	5/24/2007	0	0.00	0.00	B
Common Stock	5/24/2007	20	59.73	59.69	S
Common Stock	5/25/2007	38	59.78	59.78	B
Common Stock	5/25/2007	4,216	59.78	59.82	S
Common Stock	5/29/2007	30	60.05	60.05	B
Common Stock	5/29/2007	48	59.83	60.05	S
Common Stock	5/30/2007	628	59.96	60.11	B
Common Stock	5/30/2007	22,760	59.80	60.00	S
Common Stock	5/31/2007	7,058	59.86	59.94	B
Common Stock	5/31/2007	7,022	59.90	59.93	S
Common Stock	6/1/2007	220	59.96	60.11	B
Common Stock	6/1/2007	24,143	59.93	59.96	S
Common Stock	6/4/2007	23,717	61.48	61.52	B
Common Stock	6/4/2007	2,183	61.45	61.53	S
Common Stock	6/5/2007	23	61.65	61.67	B
Common Stock	6/5/2007	8,703	61.62	61.63	S
Common Stock	6/6/2007	3,434	61.61	61.70	B
Common Stock	6/6/2007	20,648	61.61	61.63	S
Common Stock	6/7/2007	3	61.50	61.50	B
Common Stock	6/7/2007	9,406	61.48	61.50	S
Common Stock	6/8/2007	460	61.50	61.55	B
Common Stock	6/11/2007	47,948	61.64	61.65	S
Common Stock	6/12/2007	564	61.50	61.50	B
Common Stock	6/12/2007	1,634	61.45	61.63	S

A-1

Common Stock	6/13/2007	107	61.47	61.50	B
Common Stock	6/13/2007	325	61.48	61.48	S
Common Stock	6/14/2007	1,005	61.47	61.51	B
Common Stock	6/14/2007	186	61.43	61.51	S
Common Stock	6/15/2007	7,915	61.39	61.48	B
Common Stock	6/15/2007	6,980	61.39	61.48	S
Common Stock	6/18/2007	252	61.36	61.41	B
Common Stock	6/18/2007	444	61.32	61.36	S
Common Stock	6/19/2007	1,100	61.36	61.36	B
Common Stock	6/19/2007	3,685	61.35	61.35	S
Common Stock	6/20/2007	611	61.44	61.53	B
Common Stock	6/20/2007	1,688	61.41	61.53	S
Common Stock	6/21/2007	16	61.57	61.57	B
Common Stock	6/21/2007	206	61.56	61.56	S
Common Stock	6/22/2007	7,370	61.42	61.48	B
Common Stock	6/22/2007	16,482	61.42	61.62	S
Common Stock	6/25/2007	2,068	61.09	61.37	B
Common Stock	6/25/2007	214	61.09	61.55	S
Common Stock	6/26/2007	2,900	61.50	61.50	B
Common Stock	6/26/2007	43	61.39	61.39	S
Common Stock	6/27/2007	30	61.52	61.52	B
Common Stock	6/28/2007	255	61.51	61.54	S
Common Stock	6/29/2007	1,244	61.66	61.72	B
Common Stock	6/29/2007	5,791	61.45	61.72	S
Common Stock	7/2/2007	744	61.68	61.70	B
Common Stock	7/2/2007	463	61.62	61.70	S
Common Stock	7/3/2007	476	61.62	61.70	B
Common Stock	7/5/2007	6	61.72	61.72	S
Common Stock	7/5/2007	2,500	61.70	61.72	B
Common Stock	7/9/2007	4,550	61.60	61.93	S
Common Stock	7/10/2007	228	61.89	61.91	B
Common Stock	7/10/2007	100	61.91	61.91	S
Common Stock	7/11/2007	400	61.91	61.93	S

A-2

Exhibit Index

(a)(1)	Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission (the "SEC") on June 8, 2007 and incorporated herein by reference herein
(a)(2)	Letter to Stockholders of Laureate Education, Inc., dated June 8, 2007 and incorporated herein by reference to the Schedule 14D-9 filed with the SEC on June 8, 2007
(a)(3)	Press release issued by the Company on June 4, 2007 and incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on June 4, 2007
(a)(4)
Offer to Purchase dated as of June 8, 2007 and incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Laureate Education, Inc. with the SEC on June 8, 2007 (the "Schedule TO")
(a)(5)	Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO
(a)(6)	Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO
(a)(7)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO
(a)(8)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO
(a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO
(a)(10)	Summary Advertisement as published on June 8, 2007, incorporated herein by reference to Exhibit (a)(1)(G) of the Schedule TO
(a)(11)	Tender Offer Instruction Form, incorporated herein by reference to Exhibit (a)(1)(H) of the Schedule TO
(a)(12)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan, incorporated herein by reference to Exhibit (a)(5)(A) of the Schedule TO
(a)(13)
Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts, incorporated herein by reference to Exhibit (a)(5)(B) of the Schedule TO
(a)(14)	Press release announcing completion of the Offer and commencement of the subsequent offering period dated July 9, 2007, incorporated herein by reference to Exhibit (a)(5)(E) of the Schedule TO
(a)(15)
Letter to Stockholders of Laureate Education, Inc., incorporated herein by reference to the Information Statement on Schedule 14C filed by Laureate Education, Inc. with the SEC on July 13, 2007 (as amended, the "Information Statement")
(a)(16)	Notice of Special Meeting of the Stockholders of Laureate Education, Inc., incorporated herein by reference to the Information Statement
(a)(17)	Information Statement, incorporated herein by reference to the Information Statement
(b)(1)
Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc., and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., incorporated herein by reference to Exhibit (b)(1) of the Schedule TO

(c)(1)
Fairness Opinion of Morgan Stanley & Co. dated January 28, 2007, incorporated herein by reference to Exhibit (c)(1) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007 dated January 28, 2007
(c)(2)
Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith dated January 28, 2007 incorporated herein by reference to Exhibit (c)(2) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(3)	Presentation of Morgan Stanley & Co. dated January 28, 2007 incorporated herein by reference to Exhibit (c)(3) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(4)
Presentation of Merrill Lynch, Pierce, Fenner & Smith dated January 28, 2007 incorporated herein by reference to Exhibit (c)(4) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(5)	Fairness Opinion of Morgan Stanley & Co., dated June 2, 2007, incorporated herein by reference to Exhibit (c)(5) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(6)
Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith, dated June 2, 2007, incorporated herein by reference to Exhibit (c)(6) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(7)
Presentation of Morgan Stanley & Co. Incorporated herein to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007 incorporated herein by reference to Exhibit (c)(7) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(c)(8)
Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated herein to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007 incorporated herein by reference to Exhibit (c)(8) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(d)(1)
Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership and L Curve Sub Inc. (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on June 4, 2007)
(d)(2)	Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(2) of the Schedule TO)
(d)(3)
Amended and Restated Interim Investors Agreement, dated June 3, 2007, by and between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto incorporated herein by reference to Exhibit (d)(3) of the Schedule TO
(d)(4)
Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 incorporated herein by reference to Exhibit (d)(4) of the Schedule TO)
(d)(5)	Rollover Letter, dated June 3, 2007, between The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(5) of the Schedule TO
(d)(6)
Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(6) of the Schedule TO

(d)(7)	Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(7) of the Schedule TO
(d)(8)	Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(8) of the Schedule TO
(d)(9)
Commitment letter dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(9) of the Schedule TO
(d)(10)	Form of Tender incorporated herein by reference to Exhibit (d)(10) of the Schedule TO
(d)(11)
Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership incorporated herein by reference to Exhibit (d)(11) of the Schedule TO
(d)(12)	Rollover Letter, dated June 3, 2007, between Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(12) to the Schedule TO
(d)(13)
Amendment No. 1 to the Voting Agreement, dated July 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 incorporated herein by reference to the Information Statement
(e)(1)
Form of Retention Agreement between Laureate Education, Inc. and the Executive party thereto incorporated herein by reference to Exhibit (e)(1) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007
(e)(2)
Confidentiality and Non-Disclosure Agreement dated August 17, 2006 between Laureate Education, Inc. and Sterling Capital Partners II incorporated herein by reference to Exhibit (e)(2) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007 dated January 28, 2007
(f)	None
(g)	None

QuickLinks

INTRODUCTION
TABLE OF CONTENTS
SIGNATURES
Annex A
Exhibit Index